Exhibit 99.1

3Q23 Earnings Release November 13th, 2023

XP Inc. Reports Third Quarter 2023 Results

São Paulo, Brazil, November 13, 2023 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the third quarter of 2023.

Summary

Operating Metrics (unaudited)	3Q23	3Q22	YoY	2Q23	QoQ
Total Client Assets (in R$ bn)	1,080	925	17%	1,024	6%
Total Net Inflow (in R$ bn)	48	35	38%	22	118%
Annualized Retail Take Rate	1.34%	1.33%	1 bps	1.30%	4 bps
Active Clients (in '000s)	4,412	3,805	16%	4,013	10%
Headcount (EoP)	6,699	6,948	-4%	6,002	12%
IFAs (in '000s)	14.3	11.6	23%	14.1	1%
Retail DATs (in mn)	2.1	2.3	-9%	2.2	-2%
Retirement Plans Client Assets (in R$ bn)	67	58	15%	64	4%
Cards TPV (in R$ bn)	10.7	6.6	62%	9.7	11%
Credit Portfolio (in R$ bn)	19.9	16.3	22%	17.9	11%

Financial Metrics (in R$ mn)	3Q23	3Q22	YoY	2Q23	QoQ
Gross revenue	4,364	3,811	14%	3,728	17%
Retail	3,179	2,629	21%	2,892	10%
Institutional	386	577	-33%	385	0%
Corporate & Issuer Services	519	436	19%	283	83%
Other	281	170	65%	167	68%
Net Revenue	4,132	3,620	14%	3,549	16%
Gross Profit	2,896	2,615	11%	2,402	21%
Gross Margin	70.1%	72.2%	-216 bps	67.7%	240 bps
EBT	1,157	983	18%	968	20%
EBT Margin	28.0%	27.2%	86 bps	27.3%	74 bps
Net Income	1,087	1,031	5%	977	11%
Net Margin	26.3%	28.5%	-218 bps	27.5%	-123 bps
Basic EPS (in R$)	1.99	1.85	7%	1.85	8%
Diluted EPS (in R$)	1.96	1.80	9%	1.83	7%
ROAE¹	22.6%	24.4%	-183 bps	22.0%	58 bps
ROAA²	2.6%	3.3%	-69 bps	2.6%	1 bps

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1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Adjusted Assets. Adjusted Assets excludes Retirement Plans Liabilities and Float Balance.

Discussion of Results

Total Gross Revenue

Gross revenue was R$4.4 billion in 3Q23, up 17% QoQ and 14% YoY, primarily driven by growth in our Retail revenue year-over-year and a strong recovery in Corporate & Issuer Services quarter-over-quarter. Modal’s financials have been fully incorporated in 3Q23, accounting for R$161 million in Gross Revenue for the quarter.

Retail Revenue

(in R$ mn)	3Q23	3Q22	YoY	2Q23	QoQ
Retail Revenue	3,179	2,629	21%	2,892	10%
Equities	1,131	1,120	1%	1,064	6%
Fixed Income	718	489	47%	578	24%
Funds Platform	323	282	15%	341	-5%
Retirement Plans	98	85	15%	87	12%
Cards	259	146	77%	232	12%
Credit	49	40	24%	44	13%
Insurance	36	21	72%	36	1%
Other Retail	565	447	26%	511	11%
Annualized Retail Take Rate	1.34%	1.33%	1 bps	1.30%	4 bps

Retail revenue was R$3.2 billion in 3Q23, up 10% QoQ and 21% YoY. Retail revenue growth was driven by a combination of:

(1)	Year-over-year and sequential growth in Fixed Income revenue, led by a strong performance in primary markets in the quarter;

(2)	Strong continued growth in Cards revenue, which grew 77% YoY

Retail-related revenue in 3Q23 represented 68% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Take Rate

Annualized Retail Take Rate was 1.34% in 3Q23, up 4 bps QoQ.

Institutional Revenue

Institutional revenue was R$386 million in 3Q23, stable QoQ and down 33% YoY. Year-over-year decrease is mainly due to a tough comp in 3Q22, with a lot of hedging demand in the pre-elections period.

Institutional revenue in 3Q23 accounted for 13% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$519 million in 3Q23, up 83% QoQ and 19% YoY. The sequential increase in Corporate & Issuer Services revenue was due to the growth in Issuer Services revenue, mainly related to a strong pick-up in DCM activity in the quarter.

Corporate and Issuer Services related revenues in 3Q23 represented 9% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Other Revenue

Other revenue was R$281 million in 3Q23, up 68% QoQ and 65% YoY.

Other revenue in 3Q23 accounted for 11% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Costs of Goods Sold and Gross Margin

Gross Margin was 70.1% in 3Q23 versus 67.7% in 2Q23 and 72.2% in 3Q22. Sequential improvement in gross margin was mainly related to better revenue mix between products and channels in the quarter.

SG&A Expenses3

(in R$ mn)	3Q23	3Q22	YoY	2Q23	QoQ
Total SG&A3	(1,547)	(1,501)	3%	(1,246)	24%
People	(1,048)	(1,057)	-1%	(899)	17%
Salary and Taxes	(396)	(377)	5%	(344)	15%
Bonuses	(486)	(510)	-5%	(428)	13%
Share Based Compensation	(166)	(171)	-3%	(127)	30%
Non-people	(499)	(444)	12%	(347)	44%
LTM Compensation Ratio[4]	25.7%	29.8%	-409 bps	26.8%	-105 bps
LTM Efficiency Ratio[5]	37.3%	41.7%	-444 bps	38.3%	-108 bps
Headcount (EoP)	6,699	6,948	-4%	6,002	12%

SG&A3 expenses totaled R$1.5 billion in 3Q23, up 24% QoQ and 3% YoY. The sequential increase is in line with our annual guidance of R$5.0 to 5.5 billion in total SG&A3 for the full year of 2023. The main increases in SG&A during the quarter came from:

(1)	Non-people expenses, mainly related to Expert event that happened during 3Q23;

(2)	Modal expenses incorporation, which accounted for R$111 million in 3Q23.

Our last twelve months (LTM) compensation ratio4 in 3Q23 was 25.7%, an improvement from 29.8% and 26.8% in 3Q22 and 2Q23, respectively. Also, our LTM efficiency ratio5 reached 37.3% in 3Q23, compared to 41.7% and 38.3% in the same periods.

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3 - Total SG&A and non-people SG&A exclude revenue from incentives from Tesouro Direto, B3.

4 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

5 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

Earnings Before Taxes

EBT, a good proxy for earnings power, was R$1.2 billion in 3Q23, up 20% QoQ and 18% YoY, mainly driven by revenue growth and improving operating leverage in the quarter. EBT Margin was 28.0%, up 74 bps QoQ and 86 bps YoY, in line with our medium-term annual guidance of 26% to 32% between 2023 and 2025.

Net Income and EPS

In 3Q23, Net Income was R$1.1 billion, up 11% QoQ and 5% YoY. Basic EPS was R$1.99, up 8% QoQ and 7% YoY. Fully diluted EPS was R$1.96, up 7% QoQ and 9% YoY.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its third quarter financial results on Monday, November 13th, 2023, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 3Q23 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	3Q23	3Q22	YoY	2Q23	QoQ
Total Gross Revenue	4,364	3,811	14%	3,728	17%
Retail	3,179	2,629	21%	2,892	10%
Equities	1,131	1,120	1%	1,064	6%
Fixed Income	718	489	47%	578	24%
Funds Platform	323	282	15%	341	-5%
Retirement Plans	98	85	15%	87	12%
Cards	259	146	77%	232	12%
Credit	49	40	24%	44	13%
Insurance	36	21	72%	36	1%
Other	565	447	26%	511	11%
Institutional	386	577	-33%	385	0%
Corporate & Issuer Services	519	436	19%	283	83%
Other	281	170	65%	167	68%
Net Revenue	4,132	3,620	14%	3,549	16%
COGS	(1,236)	(1,005)	23%	(1,147)	8%
Gross Profit	2,896	2,615	11%	2,402	21%
Gross Margin	70.1%	72.2%	-216 bps	67.7%	240 bps
SG&A	(1,541)	(1,463)	5%	(1,246)	24%
People	(1,048)	(1,057)	-1%	(899)	17%
Non-People	(493)	(405)	22%	(347)	42%
D&A	(71)	(44)	63%	(51)	40%
Interest expense on debt	(135)	(128)	6%	(152)	-11%
Share of profit or (loss) in joint ventures and associates	9	1	562%	15	-63%
EBT	1,157	983	18%	968	20%
EBT Margin	28.0%	27.2%	86 bps	27.3%	74 bps
Tax Expense (Accounting)	(71)	48	-248%	9	-874%
Tax expense (Tax Withholding in Funds)[6]	(169)	(212)	-20%	(168)	1%
Effective tax rate (Normalized)	(18.1%)	(13.7%)	-435 bps	(14.0%)	-410 bps
Net Income	1,087	1,031	5%	977	11%
Net Margin	26.3%	28.5%	-218 bps	27.5%	-123 bps
Adjustments	92	118	-22%	85	8%
Adjusted Net Income[7]	1,179	1,149	3%	1,062	11%
Adjusted Net Margin	28.5%	31.7%	-321 bps	29.9%	-140 bps

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6 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

7 - See appendix for a reconciliation of Adjusted Net Income.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	3Q23	3Q22	YoY	2Q23	QoQ
Net revenue from services rendered	1,822	1,558	17%	1,483	23%
Brokerage commission	525	498	5%	488	8%
Securities placement	637	525	21%	407	56%
Management fees	414	361	15%	419	-1%
Insurance brokerage fee	43	35	24%	42	3%
Commission Fees	206	135	53%	174	18%
Other services	169	149	13%	91	85%
Sales Tax and contributions on Services	(173)	(145)	19%	(139)	25%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	142	563	-75%	618	-77%
Net income from financial instruments at fair value through profit or loss	2,168	1,499	45%	1,448	50%
Total revenue and income	4,132	3,620	14%	3,549	16%
Operating costs	(1,122)	(977)	15%	(1,092)	3%
Selling expenses	(50)	(33)	53%	(45)	10%
Administrative expenses	(1,544)	(1,503)	3%	(1,276)	21%
Other operating revenues (expenses), net	(18)	29	n.a.	24	-175%
Expected credit losses	(115)	(28)	n.a.	(55)	109%
Interest expense on debt	(135)	(128)	6%	(152)	-11%
Share of profit or (loss) in joint ventures and associates	9	1	n.a.	15	-38%
Income before income tax	1,157	983	18%	968	20%
Income tax expense	(71)	48	-248%	9	n.a.
Net income for the period	1,087	1,031	5%	977	11%

Balance Sheet (in R$ mn)

Assets	3Q23	2Q23
Cash	3,822	2,916
Financial assets	214,838	216,446
Fair value through profit or loss	120,854	124,465
Securities	101,039	99,280
Derivative financial instruments	19,815	25,185
Fair value through other comprehensive income	38,486	33,091
Securities	38,486	33,091
Evaluated at amortized cost	55,498	58,890
Securities	6,175	7,824
Securities purchased under agreements to resell	12,252	15,786
Securities trading and intermediation	3,569	2,917
Accounts receivable	620	646
Loan Operations	26,645	24,088
Other financial assets	6,236	7,630
Other assets	7,586	6,498
Recoverable taxes	302	220
Rights-of-use assets	204	209
Prepaid expenses	4,401	4,270
Other	2,679	1,800
Deferred tax assets	2,023	1,532
Investments in associates and joint ventures	2,261	2,250
Property and equipment	348	301
Goodwill & Intangible assets	2,551	837
Total Assets	233,427	230,781

Liabilities	3Q23	2Q23
Financial liabilities	158,537	159,678
Fair value through profit or loss	32,888	40,800
Securities	14,342	14,554
Derivative financial instruments	18,546	26,247
Evaluated at amortized cost	125,649	118,877
Securities sold under repurchase agreements	39,517	34,623
Securities trading and intermediation	17,062	15,451
Financing instruments payable	53,094	51,931
Accounts payables	604	626
Borrowings	1,260	-
Other financial liabilities	14,112	16,247
Other liabilities	54,793	52,520
Social and statutory obligations	711	947
Taxes and social security obligations	488	442
Retirement plans liabilities	53,280	50,907
Provisions and contingent liabilities	110	79
Other	204	146
Deferred tax liabilities	74	134
Total Liabilities	213,404	212,331
Equity attributable to owners of the Parent company	20,014	18,440
Issued capital	0	0
Capital reserve	18,745	16,523
Other comprehensive income	107	264
Treasury	(117)	(117)
Retained earnings	1,279	1,770
Non-controlling interest	9	9
Total equity	20,023	18,449
Total liabilities and equity	233,427	230,781

Float, Adjusted Gross Financial Assets and Net Asset Value

(in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

In order to explain how we measure our cash position or generation internally, we are introducing the Net Asset Value concept. Since we are a financial institution, we hold several types of financial instruments with different characteristics, hence the definition of net cash that makes more sense from a business perspective is the Net Asset Value. It is basically the adjusted gross financial assets net of debt instruments.

Adjusted Gross Financial Assets	3Q23	2Q23
Assets	216,300	216,881
(+) Cash	3,822	2,916
(+) Securities - Fair value through profit or loss	101,039	99,280
(+) Securities - Fair value through other comprehensive income	38,486	33,091
(+) Securities - Evaluated at amortized cost	6,175	7,824
(+) Derivative financial instruments	19,815	25,185
(+) Securities purchased under agreements to resell	12,252	15,786
(+) Loans and credit card operations	26,645	24,088
(+) Foreign exchange portfolio	4,240	5,556
(+) Energy	2,105	1,270
(+) Central Bank Deposits	1,722	1,885
Liabilities	(183,729)	(185,632)
(-) Securities	(14,342)	(14,554)
(-) Derivative financial instruments	(18,546)	(26,247)
(-) Securities sold under repurchase agreements	(39,517)	(34,623)
(-) Retirement Plans Liabilities	(53,280)	(50,907)
(-) Deposits	(22,635)	(25,668)
(-) Structured Operations	(16,241)	(15,248)
(-) Financial Bills	(7,812)	(5,206)
(-) Foreign exchange portfolio	(4,562)	(6,007)
(-) Credit card operations	(6,442)	(5,899)
(-) Commitments subject to possible redemption	-	(1,090)
(-) Other Funding	(352)	(185)
(-) Float	(13,493)	(12,534)
(=) Adjusted Gross Financial Assets	19,078	18,715

Net Asset Value	3Q23	2Q23
(=) Adjusted Gross Financial Assets	19,078	18,715
Gross Debt	(9,428)	(7,946)
(-) Borrowings	(1,260)	-
(-) Debentures	(2,656)	(2,379)
(-) Structured financing	(2,114)	(2,321)
(-) Bonds	(3,398)	(3,246)
(=) Net Asset Value	9,650	10,769

Float (=net uninvested clients' deposits)	3Q23	2Q23
Assets	(3,569)	(2,917)
(-) Securities trading and intermediation	(3,569)	(2,917)
Liabilities	17,062	15,451
(+) Securities trading and intermediation	17,062	15,451
(=) Float	13,493	12,534

Reconciliation of Adjusted Net Income (in R$ mn)

Adjusted Net Income	3Q23	3Q22	YoY	2Q23	QoQ
Net Income	1,087	1,031	5%	977	11%
(+) Share Based Compensation	151	186	-19%	140	8%
(+/-) Taxes	(59)	(68)	-13%	(55)	7%
Adj. Net Income	1,179	1,149	3%	1,062	11%